

OMB APPROVAL

OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response . . . 12.00	

SEC FILE NUMBER
8-39048



SECURI~~~~~~MISSION

05039071

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/04_____ AND ENDING _____12/31/04_____
                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Prager, Sealy & Co., LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

__One Maritime Plaza, Suite 1000_____
                (No. and Street)

__San Francisco_____California_____94111_____
  (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

__David R. Porter_____415-403-1900_____
                      (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

__Deloitte & Touche LLP_____
         (Name - if individual, state last, first, middle name)

__50 Fremont Street_____San Francisco_____California_____94105_____
  (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 8 2005
THOMSON FINANCIAL

RECEIVED
MAR 0 1 2005
SEC MAIL PROCESSING SECTION WASH. DC

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)



OATH OR AFFIRMATION

We, Fredric J. Prager and David R. Porter, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Prager, Sealy & Co., LLC, as of and for the year ended December 31, 2004, are true and correct. We further affirm that neither the Company nor any member, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

_____
Signature

Director Member/
Executive Principal
Title

_____
Signature

Director Member/
Financial Operations Principal
Title

_____
Notary Public

PRAGER, SEALY & CO., LLC

TABLE OF CONTENTS

Prager, Sealy & Co., LLC
(SEC. I.D. NO. 8-39048)

*Statement of Financial Condition
as of December 31, 2004,
Independent Auditors' Report and
Supplemental Report on Internal Control*

PUBLIC DOCUMENT

(Pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934).

OATH OR AFFIRMATION

We, Fredric J. Prager and David R. Porter, affirm that, to the best of our knowledge and belief, the accompanying financial statement pertaining to the firm of Prager, Sealy & Co., LLC, as of December 31, 2004, is true and correct. We further affirm that neither the Company nor any member, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

_____
Signature

Director Member/
__Executive Principal__
Title

_____
Signature

Director Member/
__Financial Operations Principal__
Title



_____
Notary Public

Deloitte.

Deloitte & Touche LLP
50 Fremont Street
San Francisco, CA 94105-2230
USA

Tel: +1 415 783 4000
Fax: +1 415 783 4329
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

Members
Prager, Sealy & Co., LLC

We have audited the accompanying statement of financial condition of Prager, Sealy & Co., LLC (the "Firm") as of December 31, 2004, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Firm's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Prager, Sealy & Co., LLC at December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 22, 2005

PRAGER, SEALY & CO., LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

CASH AND EQUIVALENTS:		
Cash (Note 1)	$	588,341
Funds on deposit with clearing broker-dealer (Note 1)		8,317,033
Total cash and equivalents		8,905,374
SECURITIES OWNED (Notes 1 and 2)		33,847,790
RECEIVABLES FROM BROKERS AND DEALERS		1,422,309
OTHER RECEIVABLES AND DEPOSITS (Note 5)		3,987,089
OFFICE FACILITIES AND EQUIPMENT, Net of accumulated depreciation of $1,208,966(Notes 1 and 3)		440,210
TOTAL	$	48,602,772

LIABILITIES AND MEMBERS' CAPITAL

LIABILITIES:		
Payable to clearing broker-dealer (Note 10)	$	29,201,023
Accounts payable and accrued expenses (Note 5)		13,330,782
Total liabilities		42,531,805
MEMBERS' CAPITAL (Notes 4 and 6):		
Managing member		190,685
Limited members		5,880,282
Total members' capital		6,070,967
TOTAL	$	48,602,772

See notes to statement of financial condition.

PRAGER, SEALY & CO., LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION
YEAR ENDED DECEMBER 31, 2004

1. **ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES**

   Organization—Prager, Sealy & Co., LLC, a Delaware Limited Liability Company (the "Firm") was formed in November 1987 and became a registered broker-dealer on March 3, 1988. The Firm is an investment banking and general securities broker-dealer, specializing in fixed income securities, with offices in San Francisco, New York, Orlando, Tampa, and Great Falls, Virginia. Effective February 1, 1994, the general partners of the Firm converted their interest as general partners to limited partnership interests in the Firm. On January 1, 1999 the partners of the Firm converted their interest into a Delaware Limited Liability Company. The sole managing member of the Firm is Prager, McCarthy & Sealy, Inc. ("PMS, Inc."), a Delaware Subchapter S Corporation.

   Security Transactions—Security transactions are executed and carried by an independent broker-dealer on a fully-disclosed basis. Transaction gains and losses are recorded on a trade date basis and included in trading revenue.

   Cash and Equivalents—The Firm considers all highly liquid investments with an original maturity of three months or less and funds on deposit with the Firm's clearing broker-dealer to be cash equivalents. Funds on deposit includes amounts receivable and payable for securities transactions that have not reached their contractual settlement date and are recorded on the statement of financial condition.

   Securities Owned—Securities owned are stated at market value, which is determined by quoted market prices, recent transactions, and comparable financial instrument values.

   Office Facilities and Equipment—Office facilities and equipment are stated at cost, net of accumulated depreciation. Depreciation is computed on a straight-line basis over the estimated useful life, generally three to five years.

   Underwriting Revenues and Financial Advisory Fees—Underwriting revenues and financial advisory fees including management fees and sales concessions, are generally recognized upon completion of the Firm's obligations related to each transaction. All associated expenses are deferred and recognized with the related revenues.

   Income Taxes—The income of the Firm is reportable by the individual members on their respective income tax returns. Accordingly, no provision for income taxes is included in the accompanying statement of financial condition.

   Estimated Fair Value of Financial Instruments—The Firm considers the amounts presented for financial instruments on the Statement of Financial Condition, including securities owned and cash equivalents, to be reasonable estimates of fair value.

   Use of Estimates—The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Estimates include amounts recorded for financial instruments, other receivables, accrued expenses, contingent liabilities and depreciation. Actual results could differ from those estimates.

Recently Issued Accounting Pronouncements— In May 2003, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity*, which establishes standards for how to classify and measure certain financial instruments with characteristics of both liabilities and equity. The Firm adopted the provisions of this statement on January 1, 2004. Upon adoption, the Firm was required to reclassify a significant portion of its members' capital as a liability, due to certain provisions of the limited liability company agreement. Firm management restructured its limited liability company agreement during 2004 to allow its members' capital to be classified as equity under SFAS No. 150. Therefore, the adoption of SFAS No. 150 did not have a material impact on the Firm's financial position.

2. SECURITIES OWNED

Securities owned consist of the following at December 31, 2004:

Municipal securities	$ 33,299,892
U.S. Government securities	547,898
	$ 33,847,790

3. OFFICE FACILITIES AND EQUIPMENT

Office facilities and equipment consist of the following at December 31, 2004:

Computerized office equipment	$ 352,232
Computer software	262,769
Furniture, fixtures and equipment	567,581
Leasehold improvements	466,594
	1,649,176
Less accumulated depreciation	(1,208,966)
Office facilities and equipment—net	$ 440,210

4. MEMBERS' CAPITAL

Under the limited liability company agreement, capital contributions consisting of U.S. Government securities from certain limited members (approximately $550,000 of face value) are maintained to provide sufficient regulatory net capital for the Firm's underwriting business. This capital may be withdrawn by such members upon six months prior written notice. Income earned from the securities is paid to such limited members. Also, substantially all limited members receive annual payments equal to a percentage of their average capital balance, as defined. Such contractual payments are included in expenses in accordance with the limited liability company agreement.

The limited liability company agreement provides for distributions and net income to be allocated between limited and managing members on a pro-rata ownership basis. Allocations of net losses are made first to the managing member to the extent of its capital balance, then to limited members on a pro-rata ownership basis.

5.   RELATED PARTY TRANSACTIONS

The Firm has an agreement with the managing member under which the managing member performs certain functions relating to the management of the Firm. Fees are charged to the Firm for such. The Firm pays interest to the managing member under an arrangement whereby the managing member funded the capital requirements of the Firm.

The firm leased certain office space under a sublease from the managing member under a ten year lease agreement which expired on August 26, 2004.

Included in accounts payable and accrued expenses at December 31, 2004 is $1,892,078 due to the managing member, representing unpaid management fees.

Included in other receivables and deposits at December 31, 2004 is $974,557 due from the managing member, representing non-interest bearing advances made by the Firm to the managing member. Such advances are repaid at the discretion of the managing member. Also included in other receivables at December 31, 2004 is $764,256 due from various limited members, representing non-interest bearing advances.   Such advances to limited members are due on or before December 31, 2005.

6.   NET CAPITAL REQUIREMENTS

The Firm is subject to the Uniform Net Capital Rule under the Securities Exchange Act of 1934. Under the alternative method permitted by this Rule, a firm must maintain minimum net capital equal to the greater of $250,000 or 2% of combined aggregate debit balances as shown in the formula for reserve requirements pursuant to Rule 15c3-3. At December 31, 2004, the Firm's regulatory net capital was $820,766, which was $570,766 in excess of the required net capital.

7.   EMPLOYEE BENEFIT PLAN

The Firm maintains a qualified employee 401(k) salary reduction plan, which became effective February 1, 1990. The plan is self-administered and may be altered or terminated at any time by the Firm. The Firm matches certain employee contributions. Contributions by the Firm to the plan are determined by management within Federal tax limits.

8.   LEASE ARRANGEMENTS

The Firm has various lease arrangements for office space under non-cancelable operating lease agreements through February, 2010. Future annual payments under these arrangements are as follows:

2005	$ 730,200
2006	736,400
2007	715,000
2008	730,600
2009	597,400
Thereafter	13,200
Total	$3,522,800

9.   COMMITMENTS AND CONTINGENT LIABILITIES

The nature of the Firm's business subjects it to claims, lawsuits, regulatory examinations and other proceedings in the ordinary course of business. As of December 31, 2004, there were no unasserted

claims or assessments that management is aware of or that legal counsel has advised are probable of assertion and which must be disclosed. In the opinion of management, the ultimate outcome of all matters will not have a material impact on the Firm's financial position or results of operations.

10. LINE OF CREDIT

The Firm maintains a line of credit with its fully-disclosed clearing broker-dealer in the amount of $50,000,000 for the purpose of financing its securities owned. Interest on this facility is at the federal funds rate plus 3/4%, which equated to 3.75% at December 31, 2004. The average daily outstanding balance on this line during the year ended December 31, 2004 was approximately $10,345,854. There was an outstanding balance of $29,201,023 on December 31, 2004, which was collateralized by securities owned.

The Firm also has a line of credit of $5,000,000 with a local bank under which it may borrow from time to time at the prime rate, which equated to 5.25 % at December 31, 2004. The Firm had an average outstanding balance of $196,934 on this line of credit during the year ended December 31, 2004. There were no borrowings outstanding as of December 31, 2004 under this facility.

11. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

As a general securities broker-dealer, the Firm is engaged primarily in buying and selling municipal securities predominantly with domestic institutional investors. The Firm's transactions are executed with and on behalf of institutional investors including other brokers and dealers, commercial banks, insurance companies, pension plans, monetary funds and other financial institutions. The Firm introduces these transactions for clearance on a fully-disclosed basis.

The agreement between the Firm and its clearing broker provides that the Firm is obligated to assume any exposure related to non-performance by its customers. The Firm seeks to control the risk associated with non-performance by reviewing information it receives from its clearing broker on a daily basis and reserving for doubtful accounts when necessary. Therefore, management believes that the potential for the Firm to make payments under these customer transactions is remote. Accordingly, no additional liability has been recognized for these transactions.

During the normal course of business the Firm may sell securities which it has not yet purchased, which represent obligations of the Firm to deliver the specified security at a contracted price, thereby creating a liability to purchase the security in the market at prevailing prices. Such transactions result in off-balance-sheet market risk as the Firm's ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount recorded in the statement of financial condition. The Firm seeks to control such market risk through the use of internal monitoring guidelines.

In the normal course of business, the Firm enters into underwriting commitments. Transactions relating to such underwriting commitments that were open as of December 31, 2004 totaled approximately $64,605,000. These underwritings have prior commitments from purchasers to buy substantially all of the bonds being issued. In the opinion of management, the settlement of these transactions did not have a material effect on the Firm's financial position.

From time to time, the Firm may enter into financial futures contracts intended to hedge proprietary securities positions. As of December 31, 2004, there were commitments to buy such futures contracts with a notional face value of approximately $6,500,000, with a market value receivable totaling approximately $19,688, which is recorded in receivables from brokers and dealers.

12. SUBSEQUENT EVENT

As of January 1, 2005, the Firm has changed its Managing Partner from PMS, Inc. to Prager, Sealy Management Co., LLC. PMS, Inc. will retain its current ownership interest in the Firm.

* * * * * *

Deloitte○

Deloitte & Touche LLP
50 Fremont Street
San Francisco, CA 94105-2230
USA

Tel: +1 415 783 4000
Fax: +1 415 783 4329
www.deloitte.com

February 22, 2005

Members
Prager, Sealy & Co., LLC

In planning and performing our audit of the financial statements of Prager, Sealy & Co., LLC (formerly Prager, McCarthy & Sealy, LLC) (the "Firm") for the year ended December 31, 2004 (on which we issued our report dated February 22, 2005), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Firm's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Firm that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Firm in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Firm does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Firm is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Firm has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Firm's internal control would not necessarily disclose all matters in the Firm's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Firm's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Firm's practices and procedures were adequate at December 31, 2004, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP